20007922

SEC
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Section
FEB 27 2020
Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67941

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Automated Equity Finance Markets, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Liberty Street, 10th Floor Suite 1020
(No. and Street)

New York (City) NY (State) 10281 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Paul Nigrelli (212) 901-2228
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - *if individual, state last, first, middle name*)

757 Third Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Nigrelli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Automated Equity Finance Markets, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRISTOPHER DIDOMENICO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01DI6401694
Qualified in Kings County
Commission Expires December 16, 2023

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report Pursuant to Rule 17a-5(d) and
Report of Independent Registered Public Accounting Firm

AUTOMATED EQUITY FINANCE MARKETS, INC.

December 31, 2019

AUTOMATED EQUITY FINANCE MARKETS, INC.

TABLE OF CONTENTS

GRANT THORNTON LLP
757 Third Ave., 9th Floor
New York, NY 10017-2013

D +1 212 599 0100
F +1 212 370 4520
S linkd.in/grantthorntonus
twitter.com/grantthorntonus

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder
Automated Equity Finance Markets, Inc.

Opinion on the financial statements

We have audited the accompanying statement of financial condition of Automated Equity Finance Markets, Inc., (the "Company") as of December 31, 2019, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements") that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Grant Thornton

Supplemental information

The information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I, II, and III. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the financial statements as a whole.

Grant Thornton LLP

We have served as the Company's auditor since 2009.

New York, New York
February 25, 2020

Automated Equity Finance Markets, Inc.
Statement of Financial Condition
As of December 31, 2019

ASSETS	
Cash	$ 555,893
Accounts receivable	151,054
Due from affiliates	59,328
Total assets	$ 766,275
LIABILITIES AND STOCKHOLDER'S EQUITY	
Deferred Revenue	$ 5,000
Other liabilities	20,059
Total liabilities	25,059
STOCKHOLDER'S EQUITY	
Common stock, $0.0001 par value; 1,000 shares authorized; 100 shares issued and outstanding	
Additional paid-in capital	73,511,573
Accumulated deficit	(72,770,357)
Total stockholder's equity	741,216
Total liabilities and stockholder's equity	$ 766,275

The accompanying notes are an integral part of this statement.

Automated Equity Finance Markets, Inc.
Statement of Operations
Year ended December 31, 2019

REVENUES	
Participation Fees	$ 1,743,542
Interest income	240
Total revenues	1,743,782
OPERATING EXPENSES	
Employee compensation and benefits	955,175
Technology and communications	437,007
Service Fee	171,480
Professional services	125,347
Occupancy	42,000
Office general & administrative	13,862
Total expenses	1,744,871
Net loss	$ (1,089)

The accompanying notes are an integral part of this statement.

Automated Equity Finance Markets, Inc.
Statement of Changes in Stockholder's Equity
Year ended December 31, 2019

	$0.0001 Par Value Common Stock				
	Number of Shares	Par Value	Additional Paid-in Capital	Accumulated Deficit	Stockholder's Equity
Balance, December 31, 2018	100	$ -	$ 73,511,573	$ (72,769,268)	$ 742,305
Net Loss	-	-	-	(1,089)	(1,089)
Balance, December 31, 2019	100	$ -	$ 73,511,573	$ (72,770,357)	$ 741,216

The accompanying notes are an integral part of this statement.

Automated Equity Finance Markets, Inc.
Statement of Cash Flows
For the year ended December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(1,089)
Adjustments to reconcile net loss to net cash provided by operating activities		
Changes in operating assets		
(Increase)/decrease		
Accounts receivable		726
Amounts due from affiliates		6,912
Changes in operating liabilities		
Increase/(decrease)		
Other liabilities		15,905
Deferred revenue		5,000
Net cash provided by operating activities		27,454
Net increase in cash		27,454
Cash at beginning of year		528,439
Cash at end of year	$	555,893

The accompanying notes are an integral part of this statement.

1. ORGANIZATION AND BUSINESS ACTIVITY

Automated Equity Finance Markets, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a registered Alternative Trading System and operates an automated marketplace for securities lending and borrowing ("ECS"), which centrally clears transactions through the Options Clearing Corporation ("OCC"). Members utilizing the marketplace include broker/dealers and prime brokers. The Company does not carry accounts on behalf of securities customers.

EquiLend Holdings LLC, the ultimate parent of the Company, has developed a global platform for the automation and negotiation of securities financing transactions. Wholly owned subsidiaries of EquiLend Holdings LLC include EquiLend LLC, EquiLend Europe Limited, EquiLend Canada Corp., EquiLend Limited, DataLend LLC and EquiLend Clearing LLC.

The Company maintains an office in New York.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

New Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-02, Leases (Topic 842) to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Topic 842 affects any entity that enters into a lease, with some specified scope exemptions. The guidance in this ASU supersedes Topic 840, Leases. The core principle of Topic 842 is that a lessee should recognize the assets and liabilities that arise from leases. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use ("ROU") asset representing its right to use the underlying asset for the lease term. The Company has concluded that the adoption of the ASU does not have a material impact on its financial condition, results of operations or cash flows as the Company did not identify any leases.

In June 2016, the FASB issued ASU No. 2016-13, ("ASU 2016-13"), Financial Instruments –Credit Loss (Topic 326), which updates the guidance on recognition and measurement of credit losses for financial assets. The new requirements, known as the current expected credit loss model ("CECL") will require entities to adopt an impairment model based on expected losses rather than incurred losses. This update is effective for the Company on January 1, 2020 (for fiscal years beginning after December 15, 2019 including interim periods within those fiscal years). The Company is currently evaluating the potential impact of the adoption of the new standard on its statement of financial condition and results of operations.

Cash

All highly liquid investments with original maturities of three months or less when acquired are considered to be cash equivalents. Cash and cash equivalents are held at major financial institutions and are subject to credit risk to the extent those balances exceed applicable FDIC limitations.

Revenue Recognition

ECS members pay an annual subscription fee to be able to transact on the system, which is recognized on a straight-line basis over a 12-month period. Transaction and user access fees are invoiced and recognized based on members' monthly activity on ECS as this is when the performance obligation is satisfied and the risks and rewards transfer to the customer.

Accounts Receivable

Accounts receivable are stated at the amount the Company expects to collect and do not bear interest. The Company's accounts receivable arise from subscriptions, transactions and user access fees. The Company has not placed a reserve on its accounts receivable balance as it believes that all of its accounts receivable will be collected.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. DUE FROM OCC

The Company's receivable from OCC amounted to $129,712 at December 31, 2019 and was included in accounts receivable on the Statement of Financial Condition. The Company collected the full amount in January 2020.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Rule 15c3-1, which requires the maintenance of minimum net capital. The Company utilizes the basic method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2019, the Company's net capital was $530,834 which was $525,834 in excess of its required level and the Company was in compliance with all other capital ratio requirements.

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) and (k)(2)(ii) of the Rule as it does not hold customer funds or safekeep customer securities.

5. EXPENSE SHARING AGREEMENT WITH PARENT

The Company's expense sharing agreement requires that the Parent make available certain properties and provide for the performance of certain services for the Company in exchange for consideration as described in the agreement. During the year ended December 31, 2019, the Parent allocated expenses of $1,744,871, consisting primarily of cash compensation and benefits, communication, data and technology costs, service fees, professional and employee fees.

6. INCOME TAXES

The Company files U.S. federal, state and local corporate income tax returns. Deferred taxes are recognized based on the difference between the financial reporting and income tax basis of assets and liabilities using enacted tax rates that will be in effect when such differences reverse. A valuation allowance is established to reduce the deferred tax assets when, based upon the weight of available evidence, it is more likely than not that such assets will not be realized in future years.

The Company accounts for income taxes in accordance with the provisions of FASB ASC 740, Income Taxes. As of December 31, 2019, the Company had no uncertain tax positions that have a material impact on the financial statements for the year ended December 31, 2019 and any other open years. Generally, the Company is no longer subject to tax examinations by tax authorities for tax years ended prior to 2016.

The Company had net operating loss carryforwards at December 31, 2018 of approximately $2,063,000 for federal, state and local income tax purposes which may be available to offset future taxable income, if any. The Company's deferred tax assets at December 31, 2019 is approximately $1,432,000, primarily related to the net operating loss carryforward, intangibles and goodwill for which the Company recorded a full valuation allowance as it is not more likely than not that the deferred tax asset will be realized. The net operating loss carryforward will begin to expire in 2036.

7. CONCENTRATION OF CREDIT RISK

During the year ended December 31, 2019, two customers accounted for approximately 37% of the Company's total revenues. In addition, those two customers represented 22% of the accounts receivable at December 31, 2019.

8. RELATED PARTIES

Of the revenue earned, $544,546 has been earned from members or affiliates of members of the ultimate parent. Accounts receivable included $37,361 owed to the Company by members or affiliates of members of the ultimate parent.

Cash consists of $555,893 at one financial institution in multiple bank accounts with an affiliate of a member of the ultimate parent. As of December 31, 2019, the Parent owed the Company $52,185. These balances are included in the due from affiliates balance on the Statement of Financial Condition.

The Company has entered into a services agreement with the Parent (the "Services Agreement") under which the Parent allocates a portion of the operating costs to the Company. Such expenses

totaled $1,573,391 for the year ended December 31, 2019. The Parent also allocated service fees of $171,480 to the Company under the Services Agreement for use of the Platform developed by the Parent. The Company reimburses the Parent for allocated expenses and service fees on a monthly basis.

9. SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events existing in the Company's financial statements through February 25, 2020 (the date the financial statements were issued). The Company has determined that there are no material events that would require disclosure in the Company's financial statements.

SUPPLEMENTARY INFORMATION

Automated Equity Finance Markets, Inc.
Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2019

Computation of net capital	
Total member's equity	$ 741,216
Deductions and/or charges	
Nonallowable assets	
Accounts receivable	151,054
Due from affiliate	59,328
Total nonallowable assets	210,382
Net capital	$ 530,834
Aggregate indebtedness	
Items included in the statement of financial condition	
Other liabilities	25,059
Total aggregate indebtedness	$ 25,059
Computation of basic net capital requirement	
Minimum net capital required - the greater of $5,000 or 6-2/3% of aggregate indebtedness	$ 5,000
Excess net capital	$ 525,834
Ratio of aggregate indebtedness to net capital	0.05 to 1

There are no material differences between the amounts presented above and the amounts reported in the Company's December 31, 2019, unaudited Part IIA Focus report filed on January 27, 2020.

Automated Equity Finance Markets, Inc.
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2019

The Company is not required to file the above schedule as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraphs k(2)(i) and k(2)(ii) of the rule because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

Automated Equity Finance Markets, Inc.
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2019

The Company is not required to file the above schedule as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraphs k(2)(i) and k(2)(ii) of the rule because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

Statement of Financial Condition and
Report of Independent Registered Public Accounting Firm

AUTOMATED EQUITY FINANCE MARKETS, INC.

December 31, 2019

AUTOMATED EQUITY FINANCE MARKETS, INC.

TABLE OF CONTENTS

GRANT THORNTON LLP
757 Third Ave., 9th Floor
New York, NY 10017-2013

D +1 212 599 0100
F +1 212 370 4520
S linkd.in/grantthorntonus
twitter.com/grantthorntonus

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder
Automated Equity Finance Markets, Inc.

Opinion on the financial statements

We have audited the accompanying statement of financial condition of Automated Equity Finance Markets, Inc. (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Grant Thornton LLP

We have served as the Company's auditor since 2009.

New York, New York
February 25, 2020

AUTOMATED EQUITY FINANCE MARKETS, INC.
Statement of Financial Condition
As of December 31, 2019

ASSETS		
Cash	$	555,893
Accounts receivable		151,054
Due from affiliates		59,328
Total assets	$	766,275
LIABILITIES AND STOCKHOLDER'S EQUITY		
Deferred Revenue	$	5,000
Other liabilities		20,059
Total liabilities		25,059
STOCKHOLDER'S EQUITY		
Common stock, $0.0001 par value; 1,000 shares authorized; 100 shares issued and outstanding		
Additional paid-in capital		73,511,573
Accumulated deficit		(72,770,357)
Total stockholder's equity		741,216
Total liabilities and stockholder's equity	$	766,275

The accompanying notes are an integral part of this statement.

1. ORGANIZATION AND BUSINESS ACTIVITY

Automated Equity Finance Markets, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). During the year, the Company's former parent, PDQ, Inc. (the "Former Parent") entered into an Asset Purchase Agreement (the "APA") with EquiLend Clearing LLC whereby it exchanged substantially all of its assets, including the shares of its wholly-owned subsidiaries to EquiLend Clearing LLC (the "Parent") for cash. EquiLend Clearing LLC is a newly formed entity for purposes of this asset purchase and became the new parent of the Company. The Company is a registered Alternative Trading System and operates an automated marketplace for securities lending and borrowing ("ECS"), which centrally clears transactions through the Options Clearing Corporation ("OCC"). Members utilizing the marketplace include broker/dealers and prime brokers. The Company does not carry accounts on behalf of securities customers.

EquiLend Holdings LLC, the ultimate parent of the Company, has developed a global platform for the automation and negotiation of securities financing transactions. Wholly owned subsidiaries of EquiLend Holdings LLC include EquiLend LLC, EquiLend Europe Limited, EquiLend Canada Corp., EquiLend Limited, DataLend LLC and EquiLend Clearing LLC.

The Company maintains an office in New York.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

New Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-02, Leases (Topic 842) to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Topic 842 affects any entity that enters into a lease, with some specified scope exemptions. The guidance in this ASU supersedes Topic 840, Leases. The core principle of Topic 842 is that a lessee should recognize the assets and liabilities that arise from leases. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use ("ROU") asset representing its right to use the underlying asset for the lease term. The Company has concluded that the adoption of the ASU does not have a material impact on its financial condition, results of operations or cash flows as the Company did not identify any leases.

In June 2016, the FASB issued ASU No. 2016-13, ("ASU 2016-13"), Financial Instruments – Credit Loss (Topic 326), which updates the guidance on recognition and measurement of credit losses for financial assets. The new requirements, known as the current expected credit loss model ("CECL") will require entities to adopt an impairment model based on expected losses rather than incurred losses. This update is effective for the Company on January 1, 2020 (for fiscal years beginning after December 15, 2019 including interim periods within those fiscal years). The Company is currently evaluating the potential impact of the adoption of the new standard on its statement of financial condition and results of operations.

Cash

All highly liquid investments with original maturities of three months or less when acquired are considered to be cash equivalents. Cash and cash equivalents are held at major financial institutions and are subject to credit risk to the extent those balances exceed applicable FDIC limitations.

Accounts Receivable

Accounts receivable are stated at the amount the Company expects to collect and do not bear interest. The Company's accounts receivable arise from subscriptions, transactions and user access fees. The Company has not placed a reserve on its accounts receivable balance as it believes that all of its accounts receivable will be collected.

Income Taxes

The Company files federal, state and local income tax returns. The Company determines its provision for income taxes based on its own federal, state and local income tax returns. Deferred taxes are recognized based on the difference between the financial reporting and income tax basis of assets and liabilities using estimated income tax rates that will be in effect when such differences reverse. A valuation allowance is established to reduce the deferred tax assets when, based upon the weight of available evidence, it is more likely than not that such assets will not be realized in future years.

The Company accounts for income taxes in accordance with the provisions of FASB ASC 740, Income Taxes. As of December 31, 2019, the Company had no uncertain tax positions that have a material impact on the financial statements for the year ended December 31, 2019 and any other open years. Generally, the Company is no longer subject to tax examinations by tax authorities for tax years ended prior to 2016.

The Company had net operating loss carryforwards as of December 31, 2018 of approximately $2,063,000 for federal, state and local income tax purposes which may be available to offset future taxable income, if any. The Company's deferred tax assets at December 31, 2019 is approximately $1,432,000, primarily related to the net operating loss carryforward, intangibles and goodwill for which the Company recorded a full valuation allowance as it is not more likely than not that the deferred tax asset will be realized. The net operating loss carryforward will begin to expire in 2036.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. DUE FROM OCC

The Company's receivable from OCC amounted to $129,712 at December 31, 2019 and was included in accounts receivable on the Statement of Financial Condition. The Company collected the full amount in January 2020.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Rule 15c3-1, which requires the maintenance of minimum net capital. The Company utilizes the basic method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2019, the Company's net capital was $530,834 which was $525,834 in excess of its required level and the Company was in compliance with all other capital ratio requirements.

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) and (k)(2)(ii) of the Rule as it does not hold customer funds or safekeep customer securities.

5. CONCENTRATION OF CREDIT RISK

During the year ended December 31, 2019, two customers accounted for approximately 22% of the accounts receivable.

6. RELATED PARTIES

Accounts receivable included $37,361 owed to the Company by members or affiliates of members of the ultimate parent.

Cash consists of $555,893 at one financial institution in multiple bank accounts with an affiliate of a member of the ultimate parent. As of December 31, 2019, the Parent owed the Company $52,185. These balances are included in the due from affiliates balance on the Statement of Financial Condition.

7. SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events existing in the Company's financial statements through February 25, 2020 (the date the financial statements were issued). The Company has determined that there are no material events that would require disclosure in the Company's financial statements.